FORM 11-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
(Mark One)
               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended: December 31, 2001

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                 For the transition period from: to ____________
                         Commission file number: 1-13754

                             THE ALLMERICA FINANCIAL
                             AGENTS' RETIREMENT PLAN
                            (Full title of the plan)

                         ALLMERICA FINANCIAL CORPORATION
             (Exact name of registrant as specified in its charter)

        Delaware                                              04-3263626
(State or other jurisdiction of                            (I.R.S. Employer
incorporation or organization)                         Identification Number)

               440 Lincoln Street, Worcester, Massachusetts 01653
                    (Address of principal executive offices)
                                   (Zip Code)

                                 (508) 855-1000
              (Registrant's telephone number, including area code)
     _________________________________________________________________
     (Former name, former address and former fiscal year, if changed since last report)

The Allmerica Financial
Agents' Retirement Plan
Financial Statements
and Additional Information
December 31, 2001 and 2000

The Allmerica Financial Agents' Retirement Plan
December 31, 2001 and 2000
-------------------------------------------------------------------------------



TABLE OF CONTENTS




Report of Independent Accountants........................................     1
Statements of Net Assets Available for Benefits..........................     2
Statements of Changes in Net Assets Available for Benefits...............     3
Notes to Financial Statements............................................     4




Additional Information*



Schedule of Assets Held for Investment Purposes At End of Year...........    10





















* Other schedules required by the Department of Labor Rules and Regulations on reporting and disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

                        Report of Independent Accountants




To the Participants and Administrator of The Allmerica Financial Agents' Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Allmerica Financial Agents' Retirement Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




June 24, 2002

The Allmerica Financial Agents' Retirement Plan
Statements of Net Assets Available for Benefits
At December 31,
------------------------------------------------------------------------------

                                                               2001                       2000
Assets

Investments, at fair value:

       Non-Affiliated Mutual Funds:
            Fidelity Advisor Income Fund                   $  19,376,191 *          $      -
            SSGA S&P 500 Index Fund                           13,452,705 *                 -
            Putnam Vista Fund                                  8,779,815 *                 -
            Berger International Fund                          7,012,399 *                 -
            Alliance Premier Growth Fund                       7,341,007 *                 -
            Dreyfus Premier Core Bond Fund                     5,604,057 *                 -
            CRM Small Cap Value Fund                           5,056,647 *                 -
            Dreyfus Cash Management Plus Fund                  3,417,585                   -
            TCW Galileo Small Cap Fund                         1,301,274                   -
            MFS High Yield Income Fund                           210,472                   -

       Investments with First Allmerica Financial
       Life Insurance Company
         Separate Investment Accounts:
            Growth Stock Fund                                       -                 22,458,614
            Indexed Stock Fund                                      -                 15,641,349
            Select Aggressive Growth Fund                           -                 13,037,915
            Select International Equity Fund                        -                  9,684,478
            Select Growth Fund                                      -                  8,949,581
            Balanced Fund                                           -                  4,575,795
            Select Capital Appreciation Fund                        -                  4,273,109
            Money Market Fund                                       -                  2,475,865
            Diversified Bond Fund                                   -                    762,169
            Government Securities Fund                              -                    137,201
                                                         ----------------        ----------------
                                                              71,552,152              81,996,076
       Allmerica Financial Corporation
       Stock Fund, at fair value                               9,671,994 *            13,971,974


Investment with First Allmerica Financial Life
Insurance Company, at contract value:
          Fixed Interest Fund                                  7,508,611 *             6,840,130

Participant loans                                              3,338,356               3,588,501

Other assets                                                     243,996                 278,855
                                                         ----------------          --------------
                                                              92,315,109             106,675,536
                                                         ----------------          --------------

Employer's contribution receivable                             3,206,675               3,387,089
Participants' contribution receivable                            167,827                     -
                                                         ----------------         ---------------
                                                               3,374,502               3,387,089
                                                         ----------------         ---------------


Net assets available for benefits                           $ 95,689,611           $ 110,062,625
                                                         ================         ===============

* Amount represents five percent or more of net assets available for benefits at December 31, 2001


   The accompanying notes are an integral part of these financial statements.

The Allmerica Financial Agents' Retirement Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31,
-------------------------------------------------------------------------------


                                                      2001               2000
                                                ----------------   ---------------
Investment (loss) income:
  Net (depreciation) appreciation of:
      Non-Affiliated Mutual Funds                 $ (7,881,571)    $        -
      Separate Investment Accounts                  (4,840,116)        (9,487,133)
      Allmerica Financial Corporation
          Stock Fund                                (5,277,344)         3,954,761
  Interest and dividend income                       1,611,364            776,235
                                                ----------------   ---------------
                                                   (16,387,667)        (4,756,137)
                                                ----------------   ---------------

Contributions:
  Employer contributions                             3,259,614          3,387,089
  Participant contributions                          3,305,432          3,049,801
  Reallocated forfeitures                              (52,940)           (78,845)
                                                ----------------   ---------------
                                                     6,512,106          6,358,045
                                                ----------------   ---------------
        Total (deductions) additions                (9,875,561)         1,601,908
                                                ----------------   ---------------

Benefit payments                                    (4,503,053)        (8,405,557)

Purchase of life insurance and
  annuity contracts                                      5,600              7,463
                                                ----------------   ---------------
        Total deductions                            (4,497,453)        (8,398,094)
                                                ----------------   ---------------

Net decrease during year                           (14,373,014)        (6,796,186)

Net assets available for benefits,
  beginning of year                                110,062,625        116,858,811
                                                ----------------   ---------------
Net assets available for benefits,
  end of year                                     $ 95,689,611      $ 110,062,625
                                                ================   ===============








   The accompanying notes are an integral part of these financial statements.

The Allmerica Financial Agents' Retirement Plan
Notes to Financial Statements
------------------------------------------------------------------------------

NOTE 1 - Description of plan

The following description of The Allmerica Financial Agents' Retirement Plan ("the Plan") is provided for general informational purposes only. More complete information is provided in the Summary Plan Description, which is available from the Plan Administrator.

General

The Plan is a defined contribution plan for certain employees and insurance agents of First Allmerica Financial Life Insurance Company ("FAFLIC", "the Sponsor" or "Company") and Allmerica Financial Life Insurance and Annuity Company ("AFLIAC"). FAFLIC and AFLIAC are wholly-owned subsidiaries of Allmerica Financial Corporation ("AFC").

The Plan is administered by the Sponsor ("the Plan Administrator") and is subject to the provisions of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Trustee of the Plan is State Street Bank and Trust. The Plan's recordkeeper is Hewitt Associates LLC.

In June 2001, the Board of Directors of the Company appointed State Street Bank and Trust Company the Trustee of the Plan and of the AFC Stock Fund, replacing Investors Bank & Trust Company. The Sponsor continues to hold those assets invested in its Fixed Interest Fund.

Eligibility

Any eligible insurance agent is permitted to participate in the Plan on the first day of employment with the Company, as defined by the Plan document.

Employer contributions

For each Plan year, the employer will contribute a minimum contribution of 7% of the total eligible compensation paid all eligible participants during the year comprised of up to 2% as a 401(k) employer contribution, with the remainder comprised of an employer profit sharing contribution. Participants are eligible to receive this contribution once they have completed one year of service from the first of the quarter following their date of hire, and provided they are employed on December 31st. Based on the Sponsor's before-tax profits and the discretion of the Sponsor's Board of Directors, the Sponsor may contribute more than the 7% contribution, subject to the established limitations under ERISA. Employer contributions are allocated to the same investment vehicles as the participant contributions.

The Allmerica Financial Agents' Retirement Plan
Notes to Financial Statements
------------------------------------------------------------------------------


NOTE 1 - Description of plan (continued)

Reallocated forfeitures

Forfeitures of employer contributions related to nonvested terminated participants have been transferred to the Dreyfus Cash Management Plus Fund in 2001, and to either the Money Market Fund or the Fixed Interest Fund in 2000, where they remain until the Plan Administrator reallocates them to the remaining eligible participants of the Plan. Forfeited amounts supplement the employer contributions and are allocated to the Plan's investment vehicles based upon the investment elections of each eligible participant. The Board of Directors has authorized the Plan to use forfeitures to reduce employer contributions in the current year beginning in 2001. Forfeitures in the amount of $64,754 were used to reduce employer contributions in 2001.

Participant accounts

Active participants in the Plan are eligible to make 401(k) contributions through the use of a salary reduction plan up to a maximum of $10,500 for 2001 and 2000.

Beginning June 12, 2001, participants were no longer able to direct their contributions to or maintain balances in the Separate Investment Accounts of the Sponsor. These investment options have been replaced with non-affiliated mutual funds.

As directed by participant election, contributions after June 12, 2001 may be invested in the Fixed Interest Fund, the non-affiliated mutual funds or the Allmerica Financial Corporation Stock Fund. All investment income is reinvested in the same investment vehicle and is credited to the respective participant account.

Participant loans

Loans  made  to   participants   are  secured  by  the  vested  portion  of  the
participant's account up to the limit as defined in the Plan document. Loans vary in duration, depending upon purpose, and are at an interest rate determined by the Plan Administrator. A participant is limited to a maximum of two loans outstanding at any one time from all plans of the Company combined. Loan fees are not charged to participants. Interest income on participant loans totaled $270,557 and $286,065 in 2001 and 2000, respectively.

Distributions and vesting provisions

Vested account balances become payable upon retirement, death, or separation from service (including disability) as defined in the Plan document.

A participant's profit sharing account balance becomes 100% vested upon his or her death or becoming totally and permanently disabled or upon attaining normal retirement age (age 65). In addition, a participant's 401(k) account balance, including the employer 401(k) contribution allocated to this account, rollover account, after-tax voluntary contribution account and tax deductible voluntary contribution account are 100% vested.

The employer contributions other than the employer 401(k) amount shall be 100% vested after completion of 5 years of service.

The amounts vested at December 31, 2001 and 2000 were $89,501,468 and $104,236,862, respectively.

Payments from the fund are subject to limitations and requirements specified in the Plan document.

NOTE 2 - Significant accounting policies

Significant   accounting  and  reporting  policies  followed  by  the  Plan  are summarized as follows:

Basis of presentation

The accompanying financial statements have been presented on the accrual basis of accounting, in accordance with generally accepted accounting principles.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Valuation of investments

The Fixed Interest Fund is held in the Sponsor's general account and provides for guaranteed rates of interest reset annually. The credited interest rates were 5.84% and 5.75% for monies invested during 2001 and 2000, respectively.

The investment contracts held by the Fixed Interest Fund of the Plan are fully benefit-responsive and are therefore exempt from fair value accounting for certain contracts under the provisions of Statement of Position 94-4, "Reporting Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Plans". As such, these investments are recorded at contract value, which approximates fair value at December 31, 2001 and 2000.

The Allmerica Financial Agents' Retirement Plan
Notes to Financial Statements
-------------------------------------------------------------------------------

NOTE 2 - Significant accounting policies (continued)

Investments in non-affiliated mutual funds are priced using the end of day fair market value of the underlying funds as recorded by State Street Bank and Trust Company. The Separate Investment Accounts are pooled investment accounts established as funding vehicles for qualified corporate retirement programs administered by the Sponsor. Separate Investment Account funds are segregated into accounts with specific investment objectives. Investments in Separate Investment Accounts are stated at current value based on the market value of the underlying securities as determined by the Sponsor, primarily through the use of quoted prices. The investment returns of the non-affiliated mutual funds and the Separate Investment Accounts of the Sponsor were as follows:

                                          Period from
                                        July 1, 2001 to        Year Ended
Non-Affiliated Mutual Funds            December 31, 2001    December 31, 2000
---------------------------            -----------------    -----------------
Fidelity Advisor Income Fund               (3.45)%                n/a
SSGA S&P 500 Index Fund                    (6.60)%                n/a
Putnam Vista Fund                         (13.86)%                n/a
Berger International Fund                  (9.31)%                n/a
Alliance Premier Growth Fund              (10.94)%                n/a
Dreyfus Premier Core Bond Fund              0.52 %                n/a
CRM Small Cap Value Fund                    3.44 %                n/a
Dreyfus Cash Management Plus Fund           1.44 %                n/a
TCW Galileo Small Cap Fund                (21.32)%                n/a
MFS High Yield Income Fund                  0.31 %                n/a

                                         Period from
                                        January 1, 2001         Year Ended
Separate Investment Accounts            to June 30, 2001     December 31, 2000
----------------------------            ----------------     -----------------
Growth Stock Fund                          (8.97)%               (9.46)%
Indexed Stock Fund                         (7.21)%               (8.75)%
Select Aggressive Growth Fund             (12.36)%              (23.89)%
Select International Equity Fund          (14.23)%               (8.08)%
Select Growth Fund                        (14.84)%              (17.14)%
Balanced Fund                              (0.88)%               12.53 %
Select Capital Appreciation Fund           (0.35)%                7.85 %
Money Market Fund                           3.29 %                6.70 %
Diversified Bond Fund                       3.41 %               11.11 %
Government Securities Fund                  3.32 %               10.87 %

Due to participant-directed investment activity, actual investment returns experienced by the participants in the Plan may differ from those displayed in the above Fund returns.

The AFC Stock Fund is a collective trust established by Allmerica Trust Company, N.A. (a wholly-owned subsidiary of AFC). The AFC Stock Fund is stated at fair value as determined by quoted market prices of both AFC common stock and cash equivalents held in the Fund. Beginning June 12, 2001, State Street Bank and Trust Company became the Trustee of the Fund. The average investment return for 2001 and 2000 was (37.46)% and 30.47%, respectively.

Purchases and sales of securities are accounted for as of the trade date.

Other assets

Other assets represent the value of individual annuities purchased from the Sponsor and the annual interest earned plus the cash surrender value of life insurance contracts held within the Plan.

In addition, the Plan is a policyholder of a non-participating group annuity contract issued by FAFLIC, formerly State Mutual Life Assurance Company of
America ("State Mutual"). As such, in 1995 the Plan received the de minimis amount of consideration in State Mutual's demutalization in the form of stock in AFC, the new publicly-traded holding company of FAFLIC. The Plan received 28 shares of AFC stock with a per share value of $21 and a total value of $588. This award is not allocated to individual participants of the Plan. These shares have been included in "Other assets" in the Statement of Net Assets Available for Benefits at December 31, 2001 and 2000.

Administrative expenses

Hewitt Associates LLC maintains agreements with certain of the non-affiliated retail investment fund companies and for such agreements receives a portion of 12b-1 fees. The reimbursement is calculated based on the value of each respective options' average daily net assets. These reimbursements are used to reduce fees charged by Hewitt Associates LLC to the Sponsor for certain administrative and professional services.

Beginning June 12, 2001, State Street Bank and Trust Company provides certain trustee services for the plan. These fees are voluntarily assumed and paid directly by the Sponsor. The Sponsor pays all other expenses incurred in the administration of the plan.

NOTE 3 - Federal income taxes

The Internal Revenue Service determined and informed the Sponsor by a letter dated June 3, 1996 that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter and a new plan document has been drafted and new determination letter has been requested as of November 15, 2001. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code. Therefore, no provision for income tax is required.

NOTE 4 - Plan termination

Although the Sponsor has not expressed any intent to terminate the Plan or discontinue contributions, it may do so at any time. Should the Plan terminate or discontinue contributions, the Plan provides that each participant's interest in the Plan's assets as of the termination date shall become 100% vested and nonforfeitable and either payable to the participant or applied to purchase a nonforfeitable retirement annuity at the participant's option.

The Allmerica Financial Agents' Retirement Plan
Schedule of Assets Held for Investment Purposes at End of Year
Form 5500, Schedule H, Part IV, Line 4i
At December 31, 2001
-------------------------------------------------------------------------------


           Identity of                   Description of                  Shares or
              Issue                       Investments                      Units        Current Value


Investment with First
Allmerica Financial
Life Insurance Company:**

    Fixed Interest Fund            Interest rates from 4.65% to                       $  7,508,611 *
                                   5.90%

Investments with Non-Affiliated
Mutual Funds:

    Fidelity Advisor Income        Diversified portfolio of mid- to         790,220     19,376,191 *
    Fund                           large-cap value companies.

    SSGA S&P 500                   Common stocks which comprise S&P         711,031     13,452,705 *
    Index Fund                     500 Composite Stock Index.


    Putnam Vista Fund              Growth oriented, mid-cap fund          1,016,182      8,779,815 *
                                   with domestic focus.

    Berger International           Portfolio of value oriented,             670,401      7,012,399 *
    Fund                           foreign mid- and large-cap
                                   multinational companies
                                   (sub-advised by Bank of Ireland
                                   Asset Management)

    Alliance Premier               Large-cap growth fund investing          693,857      7,341,007 *
    Growth Fund                    companies with above average
                                   earnings growth.

    Dreyfus Premier Core Bond      Broad-based, intermediate-term           560,911      5,604,057 *
    Fund                           bond fund designed to offer
                                   diversified exposure to the
                                   domestic fixed-income market.

    CRM Small Cap Value Fund       Small-cap fund focused on long           243,577      5,056,647 *
                                   term capital appreciation by
                                   investing in value oriented
                                   securities.


The Allmerica Financial Agents' Retirement Plan
Schedule of Assets Held for Investment Purposes at End of Year (continued) Form 5500, Schedule H, Part IV, Line 4i
At December 31, 2001
------------------------------------------------------------------------------

              Identity of                Description of                  Share or
                 Issue                    Investments                      Units            Current Value
Investments with Non-Affiliated
Mutual Funds (continued):

    Dreyfus Cash Management Plus   Short-term money market fund             335,716           3,417,585
    Fund                           that invests primarily in
                                   high-quality domestic and
                                   foreign U.S. Dollar denominated
                                   money market instruments.

    TCW Galileo Small              Small- to mid-Cap aggressive              69,290           1,301,274
    Cap Fund                       growth fund

    MFS High Yield Income Fund     Portfolio that seeks high                 21,611             210,472
                                   current income by investing in
                                   higher yielding, lower rated
                                   debt of financially weaker
                                   companies

Allmerica Financial Corporation    Common stock traded on the New           212,334           9,671,994*
Stock Fund                         York Stock Exchange and cash
                                   equivalents

Participant Loans                  Interest rates from 6.0% to 10.5%                          3,338,356

Other Assets                       Individual annuities and life                                243,996
                                   insurance purchased from the
                                   First Allmerica Financial Life
                                   Insurance Company and 28 shares
                                   of non-participant directed AFC
                                   common stock**

Total Investments                                                                           $92,315,109
                                                                                            ===========




*  Amount represents five percent or more of net assets available for benefits.
** Represents party-in-interest

                                   SIGNATURES

"The Plan". Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


        THE ALLMERICA FINANCIAL
        AGENTS'RETIREMENT PLAN
        (Name of Plan)


        Plan Administrator:  First Allmerica Financial
        Life Insurance Company by Barbara Z. Rieck
        Manager of Retirement Services


        June 25, 2002

Exhibit Index

Exhibit 23.1      Consent of Independent Accountants

Exhibit 23.1

                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-578) of Allmerica Financial Corporation of our report dated June 24, 2002 relating to the financial statements of The Allmerica Financial Agents' Retirement Plan, which appears in this Form 11-K.


/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
June 24, 2002